EXPENSE LIMITATION AGREEMENT

THE HUNTINGTON FUNDS

EXPENSE LIMITATION AGREEMENT, effective as of February 10, 2014, by and between Huntington Asset Advisors, Inc. (the “Adviser”) and The Huntington Funds (the “Trust”), on behalf of the Huntington International Equity Fund (the “Fund”), a series of the Trust.

WHEREAS, the Trust is a Delaware business trust organized under an Agreement and Declaration of Trust (“Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each fund is a series of the Trust; and

WHEREAS, the Trust and the Adviser have entered into an Advisory Agreement dated June 23, 2006, (such agreement, together with all exhibits, schedules, amendments, modifications, restatements, or other supplements thereto, and any other documents executed or delivered in connection therewith, the “Advisory Agreement”); pursuant to which the Adviser provides investment advisory services to the Fund, which may be amended from time to time, for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund, and, therefore, have entered into this Expense Limitation Agreement (the “Agreement”), in order to maintain the expense ratio of the Fund at the level specified in Section 1.2 hereto; and

WHEREAS, the Trust and the Adviser have determined that the Adviser shall be entitled to a recoupment from the Fund of any waived and/or reimbursed amounts for a period of up to three (3) years from the date of the waiver and/or reimbursement, in accordance with the provision specified in Section 1.5 hereto; and

NOW, THEREFORE, the parties hereto agree that the Agreement provides as follows:

1.    Expense Limitation.

1.1 APPLICABLE EXPENSE LIMIT. To the extent that the aggregate expenses of every character incurred by the Fund in any fiscal year, including but not limited to, advisory fees of the Adviser (but excluding acquired fund fees and expenses, brokerage costs, interest, taxes and dividends and extraordinary expenses) (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

1.2 OPERATING EXPENSE LIMIT. The maximum Operating Expense Limit in any year with respect to the Fund shall be 1.11% and 0.86% of the average daily net assets of Class A Shares and Institutional Shares, respectively, of the Fund.

1.3 METHOD OF COMPUTATION. To determine the Adviser’s liability with respect to the Excess amount, each month the Fund Operating Expenses shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Fund’s Operating Expense Limit, the Adviser shall waive or reduce its advisory fee for such month by an amount, or remit an amount to Fund, sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.

1.4 YEAR-END ADJUSTMENT. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the advisory fees waived or reduced and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

1.5 RECOUPMENT. The Adviser shall be entitled to recoup from the Fund any waived and/or reimbursed amounts for a period of up to three (3) years from the date of the waiver and/or reimbursement, provided such recoupment does not cause the Fund’s total annual fund operating expenses (exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to exceed 1.11% and 0.86% of the Fund’s average daily net assets of Class A Shares and Institutional Shares, respectively. The Adviser shall report to the Board of Trustees on a quarterly basis any waived and/or reimbursed amounts and any recoupment.

2.    Term and Termination of Agreement.

This Agreement shall continue in effect through April 30, 2015, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust. This Agreement shall terminate automatically upon the termination of the Advisory Agreement. The Adviser may elect in its discretion to terminate this Agreement for any period following the term period of this Agreement, but no such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of waived fees or reimbursed expenses with respect to periods prior to such termination.

3.    Miscellaneous.

3.1 CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions thereof or otherwise affect their construction or effect.

3.2 INTERPRETATION. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

3.3 DEFINITIONS. Any question of interpretation of any term or provision of this Agreement, including but not limited to, the advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly, effective as of the day and year first above written.

THE HUNTINGTON FUNDS ON BEHALF OF THE HUNTINGTON INTERNATIONAL EQUITY FUND

By:	/s/ R. Jeffrey Young
Name:	R. Jeffrey Young
Title:	Chief Executive Officer

HUNTINGTON ASSET ADVISORS, INC.

By:	/s/ B. Randolph Bateman
Name:	B. Randolph Bateman
Title:	President